Exhibit 99.2

Capitalisation and Indebtedness

The following table sets out the issued share capital of Barclays PLC and its consolidated subsidiaries’ total shareholders’ equity, indebtedness and contingent liabilities as at 30 June 2011. The information has been prepared in accordance with the International Financial Reporting Standards (IFRS).

As at 30 June 2011
(000)
Share capital of Barclays PLC(1)
Ordinary shares - issued and fully paid shares of £0.25 each	12,189,349
£ million
Group shareholders’ equity
Called up share capital	3,047
Share premium account	9,314
Other reserves	1,291
Other shareholders’ funds	—
Retained earnings	37,920

Shareholders’ equity excluding non-controlling interests	51,572
Non-controlling interests	10,417

Total shareholders’ equity	61,989

Group indebtedness(1)
Subordinated liabilities(2)	26,786
Debt securities in issue(3)	144,871

Total indebtedness(3)	171,657

Total capitalisation and indebtedness(3)	233,646

Group contingent liabilities
Securities lending arrangements	32,977
Guarantees and letters of credit pledged as collateral security	12,886
Performance guarantees, acceptances and endorsements	9,257

Total contingent liabilities	55,120

Documentary credits and other short-term trade related transactions	1,392
Standby facilities, credit lines and other commitments	232,624

1.	“Group indebtedness” includes interest accrued as at 30 June 2011 in accordance with International Financial Reporting Standards.
2.	On 8th July 2011, Barclays Bank PLC €250,000,000 5.25% Subordinated Notes due 2011 matured
3.	In addition to this there were £72,934 million of debt securities in issue accounted on a fair value basis as at 30 June 2011.

Barclays PLC - 2011 Interim Results	1